SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No: 1-6926
  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Bard Employees' Savings Trust 401(k) Plan

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3: Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a) Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedules

1). Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes - December 31, 2002

2). Schedule H, Line 4j - Schedule of Reportable Transactions - Year ended December 31, 2002

b) Exhibits

23.1 Independent Auditors' Consent

23.2 Information Regarding Consent of Arthur Andersen LLP

99.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Bard Employees' Savings Trust 401(K) Plan

(Name of Plan)

By: Todd C. Schermerhorn/s/

Todd C. Schermerhorn

Senior Vice President and Chief Financial Officer

Dated: June 30, 2003

Bard Employees' Savings Trust 401(k) Plan

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Bard Employees' Savings Trust 401(k) Plan

Index

Page

Independent Auditors' Report 1

Information Regarding Predecessor Independent Public Accountants' Report 2

Statements of Net Assets Available for Benefits - December 31, 2002 and 2001 3

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2002 and 2001 4

Notes to Financial Statements 5-10

Supplemental Schedules

1 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes - December 31, 2002 11

2 Schedule H, Line 4j - Schedule of Reportable Transactions - Year ended December 31, 2002 13

Independent Auditors' Report

The Retirement Committee
Bard Employees' Savings Trust 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors, who have ceased operations, were engaged to audit the financial statements of the Bard Employees' Savings Trust 401(k) Plan as of and for the year ended December 31, 2001, whose report dated May 15, 2002 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2002, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The 2002 supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 20, 2003

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP ("ANDERSEN"). THE REPORT HAS NOT BEEN REISSUED BY ANDERSEN NOR HAS ANDERSEN CONSENTED TO ITS INCLUSION IN THIS ANNUAL REPORT ON FORM 11-K. THE ANDERSEN REPORT REFERS TO THE STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY AS OF DECEMBER 31, 2000 AND THE STATEMENTS OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 1999 WHICH ARE NO LONGER INCLUDED IN THE ACCOMPANYING FINANCIAL STATEMENTS. SEE EXHIBIT 23.2 FOR FURTHER DISCUSSION.

REPORT OF PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee of the Bard

Employees' Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roseland, New Jersey

May 15, 2002

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
	2002	2001
Assets:
Investments (note 3)	$139,778,930	157,194,307
Loans to participants	2,748,311	2,905,112
Total assets	142,527,241	160,099,419
Receivables:
Participants' contributions	325,929	316,461
Employer's contributions	124,977	118,274
Total receivables	450,906	434,735
Net assets available for benefits	$142,978,147	160,534,154
See accompanying notes to financial statements.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001
	2002	2001
Additions:
Investment income:
Interest and dividend income	$3,012,700	3,249,113
Interest income, participant loans	231,925	278,555
Net (depreciation) appreciation in fair value of investments
(note 3)	(22,168,157)	7,027,790
	(18,923,532)	10,555,458
Contributions:
Employer	3,414,312	3,185,401
Participant	12,012,311	12,286,438
	15,426,623	15,471,839
Total (deductions) additions	(3,496,909)	26,027,297
Deductions:
Payment of benefits	14,059,098	15,233,434
Net (decrease) increase	(17,556,007)	10,793,863
Net assets available for benefits:
Beginning of year	160,534,154	149,740,291
End of year	$142,978,147	160,534,154
See accompanying notes to financial statements.

(1) Plan Description

The following description of the Bard Employees' Savings Trust 401(k) Plan (the Plan) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a) Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the Company) and plan participants. Effective January 1, 1998, company matching contributions were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the Code). This portion of the Plan invests primarily in qualifying employer securities. All domestic employees of the Company, not covered by a collective bargaining agreement, who have been scheduled for 1,000 hours of service, are eligible to participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Plan participants may elect to make tax deferred contributions through payroll deductions between 1% and 25% of their compensation, as defined by the Plan. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of participants' contributions up to the first 2% of their compensation and 25% of contributions between 2% and 4% of their compensation. The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations.

As of December 31, 2002, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard LifeStrategy Conservative Growth Fund - Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

Vanguard LifeStrategy Growth Fund - Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

Vanguard LifeStrategy Moderate Growth Fund - Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

Vanguard Mid-Cap Index Fund - Seeks to track the investment returns of the S&P 400 MidCap Index, which measures the performance of the stocks of all regularly traded midsize companies. This fund provides a way to match the performance of companies with market capitalizations of $1.5 billion to $13 billion.

Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard PRIMECAP Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Small-Cap Index Fund - Seeks to track the investment returns of the Russell 2000 Index, which measures the performance of the 2,000 smallest companies out of the 3,000 largest U.S. companies. This fund provides a way to match the performance of a diversified group of small companies.

Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard Retirement Savings Trust - Seeks to provide collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.

Bard Common Stock Fund - Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. Company contributions are invested solely in the Bard Common Stock Fund and may be made in cash or company stock.

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(c) Forfeitures

At December 31, 2002, the total assets of the Plan include forfeited nonvested amounts totaling $74,058. These amounts will be used to reduce future company matching contributions. Also, in 2002, employer contributions were reduced by $429,247 from forfeited nonvested accounts.

(d) Vesting

Participants are vested in the Company's matching contribution as follows:

[INSERT PARTICIPANT VESTING TABLE]

(e) Loans to Plan Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the prime rate. A participant may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years.

(f) Income Allocations

Investment income for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

(g) Distributions

Participants will receive the full amount of their vested account balance when one of the following events occurs: normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant's request after attainment of age 59-1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment or in a series of installments over three to ten years.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Valuation of Investments

Investments in all funds are in the form of units of participation within the account, with the unit value of each account calculated periodically by the trustee reflecting transaction gains and losses, appreciation or depreciation of the market value of the account investments, interest and dividends. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

(c) Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company is the appointed trustee of the Plan and administers the Plan's assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan were paid by the Company during 2002.

(d) Basis of Accounting

Accounting records maintained by the trustee are on the accrual basis of accounting. Investment transactions are recorded on a trade date basis. All Plan assets had a readily determinable market value as of December 31, 2002 and 2001.

(e) Tax Status

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 1, 1999, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(f) Payments of Benefits

Benefits are recorded when paid.

(g) Risks and Uncertainties

The assets for the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates and changes in the equity markets have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates and equity prices do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock and bond market fluctuations, interest rate changes, economic conditions and world affairs.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with exception of the Bard Common Stock Fund which principally invests in a single security.

(3) Investments

At December 31, 2002 and 2001, the Plan's assets were allocated among various investment funds.

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2002 and 2001:

[INSERT: INVESTMENTS REPRESENTING 5%]

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $22,168,157 as follows:

[INSERT: INVESTMENT DEPRECIATION]

(4) Related-Party Transactions

As of December 31, 2002 and 2001, the Plan holds 902,210 and 948,016 shares of C.R. Bard, Inc. common stock, respectively, with a market value of $52,328,231 and $61,147,021 at December 31, 2002 and 2001, respectively. Certain plan investments are shares of various funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(6) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant directed investments is as follows:

[INSERT: NONPARTICIPANT-DIRECTED NET ASSETS]

[INSERT: NONPARTICIPANT-DIRECTED NET ASSET CHANGE]

			Schedule 1
BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 2002
	Description of investments including
Identity of issue, borrower,	maturity date, number of shares or units,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
Vanguard Retirement Savings Trust*	Units of participation in Vanguard Retirement
The Vanguard Group	Savings Trust, 21,897,934 units, $1.00 per unit	$21,897,934	21,897,934
Vanguard 500 Index Fund*	Units of participation in Vanguard 500 Index Fund,
The Vanguard Group	411,733 units, $81.15 per unit	41,289,848	33,412,156
Vanguard International Growth Fund*	Units of participation in Vanguard International
The Vanguard Group	Growth Fund, 105,876 units, $12.16 per unit	1,857,171	1,287,455
Vanguard LifeStrategy Conservative Growth Fund*	Units of participation in Vanguard LifeStrategy Conservative
The Vanguard Group	Growth Fund, 54,640 units, $12.82 per unit	775,058	700,487
Vanguard LifeStrategy Growth Fund*	Units of participation in Vanguard LifeStrategy
The Vanguard Group	Growth Fund, 117,463 units, $14.36 per unit	2,139,463	1,686,772
Vanguard LifeStrategy Moderate Growth Fund*	Units of participation in Vanguard LifeStrategy
The Vanguard Group	Moderate Growth Fund, 145,571 units, $13.87 per unit	2,379,058	2,019,076
Vanguard Prime Money Market Fund*	Units of participation in Vanguard Prime
The Vanguard Group	Money Market Fund, 4,595,265 units, $1.00 per unit	4,595,265	4,595,265
Vanguard PRIMECAP Fund*	Units of participation in Vanguard
The Vanguard Group	PRIMECAP Fund, 274,402 units, $38.66 per unit	15,385,114	10,608,378
Vanguard Total Bond Market Index Fund*	Units of participation in Vanguard Total Bond
The Vanguard Group	Market Index Fund, 538,839 units, $10.38 per unit	5,461,213	5,593,145
Vanguard Wellington Fund*	Units of participation in Vanguard Wellington Fund,
The Vanguard Group	124,510 units, $24.56 per unit	3,467,968	3,057,968
Vanguard Midcap Index Fund*	Units of participation in Vanguard Midcap
The Vanguard Group	Index Trust, 173,182 units, $9.88 per unit	2,027,474	1,711,034
Vanguard Small Cap Index Fund*	Units of participation in Vanguard Small Cap
The Vanguard Group	Index Fund, 56,260 units, $15.66 per unit	1,065,350	881,029
Bard Common Stock Fund*	Units of participation in Bard Common
The Vanguard Group	Stock Fund, 2,850,122 units, $18.36 per unit	34,184,575	52,328,231
Other	With interest rates ranging from 5.75% to 10.50% and maturing
Participant loans	through 2017	2,748,311	2,748,311
*Represents a party-in-interest.		$139,273,802	142,527,241
See accompanying independent auditors' report.

							Schedule 2
BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2002
						Current value
						of asset on
Identity of party	Number of		Purchase	Selling	Cost of	transaction	Net gain
involved	Description of assets	transactions	price	price	asset	date	(loss)
The Vanguard Group	Vanguard 500 Index Inv		$6,732,547	-	-	6,732,547	-
The Vanguard Group	Vanguard 500 Index Inv		-	7,392,375	8,292,450	7,392,375	(900,075)
The Vanguard Group	Vanguard Retirement Savings Trust		9,234,722	-	-	9,234,722	-
The Vanguard Group	Vanguard Retirement Savings Trust		-	4,411,821	4,411,821	4,411,821	-
	Bard Common Stock Fund		10,057,606	-	-	10,057,606	-
	Bard Common Stock Fund		-	12,691,045	9,764,470	12,691,045	2,926,575
Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at January 1, 2002.

See accompanying independent auditors' report.

Exhibit 23.1

Independent Auditors' Consent

To the Retirement Committee of the Bard Employees' Savings Trust 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-104683, 333-86668, 333-59156, 333-55684, 333-78089, 333-51793, 333-69857, 333-30217, 333-07189, 33-63147, 33-35544 and 33-64874) on Form S-8 and (nNo. 333-05997) on fForm S-3 of C.R. Bard, Inc. of our report dated June 20, 2003, with respect to the statement of net assets available for plan benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the Annual Report of C. R. Bard, Inc. for the year ended December 31, 2002 Form 11-K of the Bard Employees' Savings Trust 401(k) Plan, as amended by amendment No. 1 thereto.

/s/ KPMG LLP

Short Hills, New Jersey

June 30, 2003

Exhibit 23.2

Information Regarding Consent of Arthur Andersen LLP

On May 7, 2002, the Board of Directors of C. R. Bard, Inc. (the "company"), upon recommendation of the Audit Committee, made a determination not to engage Arthur Andersen LLP ("Arthur Andersen") as the company's independent public accountants. See the company's Current Report on Form 8-K filed on May 10, 2002 for additional information. After reasonable efforts, the company has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into the company's registration statements (Nos. 333-104683, 333-86668, 333-59156, 333-55684, 333-78089, 333-51793, 333-69857, 333-30217, 333-07189, 33-63147, 33-35544, 33-64874 and 333-05997) (collectively, the "Registration Statements") of Arthur Andersen's previously issued audit report with respect to the statement of net assets available for plan benefits of the Bard Employees Savings 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. Under these circumstances, Rule 437a under the Securities Act of 1933, as amended (the "Securities Act"), permits the Bard Employees' Savings Trust 401(k) Plan to file this Annual Report on Form 11-K, which is incorporated by reference into the Registration Statements, without a written consent from Arthur Andersen. However, with respect to transactions in the company's securities pursuant to the Registration Statements that occur subsequent to the date this Annual Report on Form 11-K is filed with the Securities and Exchange Commission, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, no claim can be asserted against Arthur Andersen under Section 11(a) of the Securities Act because Arthur Andersen has not consented to the incorporation by reference of its previously issued audit report into the Registration Statements.

Exhibit 99.1

C. R. Bard, Inc.

Certification of Chief Executive Officer

I, William H. Longfield, Chairman and Chief Executive Officer of C. R. Bard, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Form 11-K of the Bard Employees' Savings Trust 401(k) Plan for the fiscal year ended December 31, 2002, being filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in such Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Bard Employees' Savings Trust 401(k) Plan.

/s/ William H. Longfield

Name: William H. Longfield

Date: June 30, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to C. R. Bard, Inc. and will be retained by C. R. Bard, Inc. on behalf of the Bard Employees' Savings Trust 401(k) Plan and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

C. R. Bard, Inc.

Certification of Chief Financial Officer

I, Todd C. Schermerhorn, Senior Vice President and Chief Financial Officer of C. R. Bard, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Form 11-K of the Bard Employees' Savings Trust 401(k) Plan for the fiscal year ended December 31, 2002, being filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in such Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Bard Employees' Savings Trust 401(k) Plan.

/s/ Todd C. Schermerhorn

Name: Todd C. Schermerhorn

Date: June 30, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to C. R. Bard, Inc. and will be retained by C. R. Bard, Inc. on behalf of the Bard Employees' Savings Trust 401(k) Plan and furnished to the Securities and Exchange Commission or its staff upon request.